Kevin J. Sullivan	Arthur S. Marcus	Mark W. Jeanfreau
Weil, Gotshal & Manges LLP	Sichenzia Ross Friedman Ference LLP	Phelps Dunbar LLP
100 Federal Street, Floor 34	61 Broadway, 32nd Floor	Canal Place
Boston, MA 02110	New York, NY 10006	365 Canal Street, Suite 2000
(617) 772-8333	(646) 810-0592	New Orleans, LA 70130
(504) 584-9236

Via EDGAR Transmission

Mr. Daniel F. Duchovny
Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NTS, Inc.
Schedule 13E-3
Filed November 22, 2013 by NTS, Inc., Tower Three Partners LLC,
Tower Three Partners Fund II LP, Tower Three Partners Fund II GP LP, Tower Three Partners Fund II GP LLC, T3 North Holdings, LLC, T3 North Intermediate Holdings, LLC, North Merger Sub, Inc., and Guy Nissenson
File No. 005-78120

Preliminary Schedule 14A
Filed November 22, 2013
File No. 001-32521

Dear Mr. Duchovny:

On behalf of our separate clients, NTS, Inc. (“NTS”), Tower Three Partners LLC, Tower Three Partners Fund II LP, Tower Three Partners Fund II GP LP, Tower Three Partners Fund II GP LLC, T3 North Holdings, LLC, T3 North Intermediate Holdings, LLC, North Merger Sub, Inc. (collectively, “T3”), and Guy Nissenson (“Mr. Nissenson”, together with NTS and T3, the “Filing Parties”), please find responses to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) sent to NTS and T3 in a letter dated December 11, 2013 regarding Preliminary Schedule 14A (File No. 001-32521) (the “Proxy Statement”) and Schedule 13E-3 (File No. 005-78120) filed on November 22, 2013 (the “13E-3”).

NTS is filing concurrently with this letter Amendment No. 1 to the Proxy Statement (“Proxy Amendment No. 1”), which includes revisions to the Proxy Statement in response to the Staff’s comments, and the Filings Parties are filing Amendment No. 1 to the 13E-3 (“13E-3 Amendment No. 1”).

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments are the appropriate Filing Parties’ response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Preliminary Proxy Statement

1.	Please revise the cover page of the proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: In response to the Staff’s comment, the cover page of the Proxy Amendment No. 1 and the form of proxy have been revised to clearly identify each as being a preliminary copy subject to completion.

2.	Please revise the proxy statement to provide the disclosure required by Item 1010(c) of Regulation M-A. See Item 13 of Schedule 13E-3 and its instructions.

Response: In response to the Staff’s comment, the Proxy Amendment No. 1 has been revised to provide the disclosure required by Item 1010(c) of Regulation M-A.

3.	Fill in the blanks in your proxy statement.

Response: The Company respectfully acknowledges the Staff’s comment and will fill in all blanks in the definitive Proxy Statement prior to filing the definitive Proxy statement.

Summary Term Sheet, page 2

4.	Please revise the disclosure in the first paragraph under the caption “The Company’s Reasons for the Merger…” and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Response: In response to the Staff’s comment, the summary term sheet in the proxy statement has been revised to more clearly and consistently articulate that the going private transaction is substantively and procedurally fair to the Company and its unaffiliated shareholders, within the meaning of Rule 13E-3.

Special Factors

5.	Revise the appropriate sections such that each filing person discloses why it is undertaking the going private transaction at this time. See Item 1013(a) of Regulation M-A.

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Response: In response to the Staff’s comment, the disclosure has been revised to indicate why each of the Filing Parties is undertaking the going private transaction at this time.

Background of the Merger, page 13

6.	Refer to the entries for August 2, 2013. Disclose which other members of management Tower Three considered retaining and whether any negotiations have taken place with those individuals.

Response: In response to the Staff’s comment, the Staff is supplementally advised that while T3 expects that some members of management will remain with the Company on a post-transaction basis, T3 has had no discussions to date with any members of management other than Mr. Nissenson, notwithstanding that the Indication of Interest submitted by T3 on August 2, 2013 contemplated retaining select members of the Company’s management team.

7.	Given that the special committee was established approximately 40 days prior to the events described in the last fourth paragraph on page 15, please disclose the significance of appointing Mr. Eberwein as the chairman of the committee.

Response: In response to the Staff’s comment, the Company has revised the Proxy Amendment No. 1 to reflect that the delay in appointing a Chairman was due in part because the Company did not enter into exclusivity with T3 until the 17th day after the special committee was formed. Mr. Eberwein was chosen as chairman of the special committee due to his background of investing in securities of public companies and experience serving on the boards of directors (and audit and corporate governance committees thereof) of several public and non-public companies.

8.	Refer to the first paragraph on page 17. Please explain why the special committee decided to retain a second financial advisor.

Response: In response to the Staff’s comment, the Company has revised the Proxy Amendment No. 1 to reflect that the special committee believed a second fairness opinion would further confirm the fairness of a transaction, including the merger.

9.	Refer to the first paragraph on page 19. Explain why the special committee agreed to the deletion of the majority of disinterested shareholders voting requirement and describe what, if any, discussions the special committee held regarding this term of the merger agreement.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that the last paragraph on page 18 of the Proxy Statement discloses that the special committee agreed to the deletion of the majority of disinterested shareholders voting requirement in light of T3’s acceptance of a go-shop provision in the merger agreement, which the special committee considered fundamental in ensuring a process designed to maximize shareholder value. As part of its review process, the special committee believed the additional protection of a majority of disinterested shareholders voting requirement was not as critical as a go-shop period because Mr. Nissenson, the Rollover Holder, was only rolling over one third of his approximately 15.1% equity interest in the Company, and as a result would not hold a material interest in the post-transaction entity.

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10.	We note that your disclosure refers to preliminary financial analyses of Oberon and B. Riley having been delivered on October 14, 2013. The exhibits that you filed for these presentations are dated October 11, 2013. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that the exhibits filed for the presentations of Oberon and B. Riley are dated October 20, 2013 (see Exhibits (c)(3) and (c)(4) to the 13E-3). The presentation dated October 11, 2013 and filed as Exhibit (c)(6) to the 13E-3 is a presentation prepared by the Company containing the financial forecasts provided to Oberon and B. Riley in connection with the preparation and delivery of their respective fairness opinions. The preliminary financial analyses of Oberon and B. Riley presented to the board of directors on October 15, 2013 (and reviewed by the special committee the evening of October 14, 2013) had not been filed, although pursuant to Staff comment No. 23, the Company has filed the October 15, 2013 presentations made by Oberon and B. Riley as exhibits to the 13E-3 Amendment No. 1.

11.	Refer to the first entry for October 20, 2013, in which you describe the premium to market of the price offered by Tower Three. Please revise this section to describe any negotiations over the transaction price or, if there were no such negotiations, state so and explain why.

Response: In response to the Staff’s comment, the Staff is supplementally advised that no negotiations over the transaction price were conducted because the board of directors and the special committee concluded the price offered by T3 already represented an attractive valuation for the Company’s unaffiliated shareholders when considered in light of the Company’s second quarter financial results (we respectfully refer the Staff to the first paragraph on page 15 of the Proxy Statement) and management’s then current estimates for third quarter results, fourth quarter outlook and full year performance, as well as the special committee’s knowledge and understanding of the business, operations, financial condition, earnings and prospects of the Company, including the prospects of the Company as an independent entity. As indicated in the Proxy Statement, the members of the special committee were chosen to serve on the special committee based on their financial and industry experience and acumen, and it was the special committee’s determination, as well as the determination of the board of directors, that the merger agreement and other transactions contemplated thereby (including receipt by the Company’s shareholders of the merger consideration) was advisable, fair to and in the best interests of the Company and its unaffiliated shareholders.

12.	For each of Company A, C, D and E, describe the reasons given to you for their ultimate disinterest in making a bid for the company, to the extent known.

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Response: In response to the Staff’s comment, Company A did not indicate why they ultimately did not make a bid for the Company. Company B indicated that it did not find the PRIDE Network, Inc. (a subsidiary of the Company) markets, or the related government financing, consistent with its business model. Company C indicated that it believed the valuation of the Company was too high and that the communities served by PRIDE Network, Inc. had lower density rates than it desired. Company D indicated it would not proceed due to the high enterprise value of the transaction, and Company E did not indicate why they ultimately did not make a bid for the Company. The Company has revised Proxy Amendment No. 1 to reflect these reasons.

The Company’ s Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors

13.	Please disclose the board’s purposes for the transaction. See Item 1013(a) of Regulation M-A.

Response: In response to the Staff’s comment, the purpose for each of the Company and the board of directors for engaging in the merger is to enable the Company’s shareholders to immediately realize the value of their investment in the Company through their receipt of $2.00 per share in cash, without interest and less any applicable withholding taxes, which $2.00 per share merger consideration represents a premium of approximately 27% over the closing price of the Company’s common stock on October 18, 2013, the last trading day before the merger was announced and a premium of 25% based on the Company’s 30-day volume-weighted average price on that date. The Proxy Amendment No. 1 has been revised to reflect the Company’s and the board of directors’ purpose for the transaction.

Board of Directors, page 23

14.	We note that the board of directors considered the Oberon and B. Riley analyses and opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board of directors adopted Oberon’s and B. Riley’s analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the board of directors has not adopted the opinions and analyses of Oberon and B. Riley as its own. Each of the opinions of Oberon and B. Riley was just one of a wide variety of factors reviewed and considered by the board of directors in its evaluation of the fairness of the merger. The Company refers the Staff to pages 23 through 26 of the Proxy Statement for the analysis of factors considered by the board of directors in its fairness determination as required by Item 1014 of Regulation M-A.

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15.	Please address how any filing person relying on the Oberon or B. Riley’s opinions was able to reach the fairness determination as to unaffiliated security holders given that each fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Investor rather than all security holders unaffiliated with the company.

Response: In response to the Staff’s comment, notwithstanding the fact that the opinion of Oberon addressed the fairness of the merger consideration to be received by all shareholders (except with respect to the Rollover Shares) and the B. Riley opinion addressed the fairness of the merger consideration to be received by all shareholders other than Mr. Nissenson, in each case rather than with respect to all shareholders unaffiliated with the Company, this group of shareholders includes all of the Company’s unaffiliated shareholders. Moreover, all affiliated shareholders of the Company (including Mr. Nissenson and the other officers and directors of the Company), who are entitled to vote at the special meeting, will dispose of their shares of Company common stock (other than Mr. Nissenson’s rollover shares) in the Merger for the same consideration as will be received by the unaffiliated shareholders in the Merger. Accordingly, the special committee, the board of directors and the Filing Parties concluded that the interests of such affiliated shareholders would be substantially aligned with the interests of the unaffiliated shareholders. Therefore the fact (i) the opinion of Oberon addressed the fairness of the merger consideration to be received by all shareholders (except with respect to the Rollover Shares) and (ii) that the opinion of B. Riley only addressed fairness with respect to holders of shares of Company common stock other than Mr. Nissenson did not affect their reliance on such opinions in making their fairness determinations with respect to all unaffiliated shareholders of the Company.

16.	Revise the first paragraph of page 25 to disclose your net book value.

Response: In response to the Staff’s comment, the Company has revised the first paragraph of page 25 to the Proxy Amendment No. 1 to disclose the Company’s net book value on a per share basis.

17.	We note that the merger does not require approval by a majority of the shares held by unaffiliated holders. Revise to state how each fact affected the special committee’s fairness determination. See Item 1014(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 25 of the Proxy Amendment No. 1 to address the Staff’s comment. As indicated on page 22 of the Proxy Amendment No. 1, the special committee shared the board of directors’ belief (disclosed on page 25 of the Proxy Amendment No. 1) that the approval by a majority of shares held by unaffiliated holders was not required to protect the interests of the unaffiliated shareholders because the affiliated shareholders of the Company (including Mr. Nissenson and the other officers and directors of the Company), who are entitled to vote at the special meeting, will dispose of their shares of Company common stock (other than Mr. Nissenson’s rollover shares) in the merger for the same consideration as will be received by the unaffiliated shareholders in the merger. Accordingly, the special committee and the board of directors concluded that the interests of the affiliated shareholders would be substantially aligned with the interests of the unaffiliated shareholders with respect to the merger vote.

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Differing Interests of NTS Shareholders and the Rollover Holder in the Merger, page 26

18.	Please update your disclosure relating to the employment arrangement of the Rollover Holder, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment, and will update the disclosure relating to the Rollover Holder’s employment arrangement as related new developments arise. As of the date of this letter, there have been no new developments regarding the Rollover Holder’s employment arrangements.

Certain Information Prepared by the Management of NTS, page 28

19.	We note your disclosure in the second paragraph of this section. Note that you are required to disclose the September 21 and 29, 2013 projections even if Tower Three did not use the information. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that (in addition to the reasons indicated on page 28 of the Proxy Statement) it has not included in the Proxy Amendment No. 1 the projections provided by the Company to T3 on September 21 and September 29, 2013 based on the fact that the projections were prepared under the assumption that the Company would have greater than anticipated capital. This capital would, among other things, help facilitate various corporate acquisitions and other transactions by the Company on a post-merger basis. The Company does not believe its current structure as a highly leveraged, thinly capitalized corporation would provide similar opportunities. Accordingly, because the projections do not reflect management’s expectations for the Company on a stand-alone basis, and were not relied upon by T3 in determining whether to enter into a transaction with the Company, the Company believes the projections (which were provided to potential bidders during the go-shop process) would not provide a useful guide to shareholders in determining whether they should approve the transaction.

20.	Please disclose the assumptions used in preparing the projected financial information.

Response: In response to the Staff’s comment, the Company has revised the disclosure to disclose the assumptions used in preparing each set of projected financial information.

21.	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

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Response: In response to the Staff’s comment, the Company has revised the disclosure as required by Rule 100 of Regulation G.

Opinions of Oberon Securities and B. Riley & Co. to the NTS Board of Directors

22.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, EBITDA and LTM information for each comparable company that is the basis for the multiples disclosed on pages 31 and 35 with respect to the Public Comparable Trading and Comparable Companies analyses, respectively, (ii) the transaction data from each transaction that resulted in the multiples disclosed on pages 32 and 36 with respect to the Selected Transaction and Comparable Acquisitions analyses, respectively, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections) on pages 32 and 37, respectively.

Response: In response to the Staff’s comment, the disclosure has been revised to reflect (i) the enterprise values, EBITDA and LTM information for each comparable company that is the basis for the multiples disclosed on pages 41 and 42 of the Proxy Amendment No. 1 with respect to the Public Comparable Trading and Comparable Companies analyses, respectively, (ii) the transaction data from each transaction that resulted in the multiples disclosed on pages 42 and 49 with respect to the Selected Transaction and Comparable Acquisitions analyses, respectively. In addition, the disclosure has been revised to provide cross-references to the Company’s projected results that were used in conducting the Discounted Cash Flow analyses on pages 44 and 50 of the Proxy Amendment No. 1.

23.	File the October 15, 2013 presentations as exhibits to Schedule 13E-3. See Item 1016(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has filed the October 15, 2013 presentations as exhibits to 13E-3 Amendment No. 1.

Position of the Rollover Investors as to the Fairness of the Merger, page 48

24.	Your inclusion of the Holdings Parties and T3 Parties as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure currently stating that these persons “may be deemed” affiliates of the company. Make similar revisions on pages 39 and 40.

Response: In response to the Staff’s comment, the disclosure has been revised to state that each of the Holdings Parties, the T3 Parties and the Rollover Holder (Mr. Nissenson) is deemed to be an affiliate of the Company.

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25.	Please revise this section to address the detrimental or negative aspects or factors of the transaction affecting these filing persons’ fairness determination.

Response: In response to the Staff’s comment, the disclosure has been revised to disclose the potential negative aspects of the transaction considered by each of the Filing Parties in making their fairness determination.

26.	Please revise this section to address the disclosure required by Item 1014(b) and (c) of Regulation M-A and how it affected the fairness determination of the Holdings Parties and T3 Parties.

Response: In response to the Staff’s comment, the disclosure has been revised to disclose how the absence of a provision requiring the affirmative vote of a majority of the unaffiliated shareholders affected the Holding Parties and T3 Parties’ fairness determination.

Description of Financing, page 45

27.	Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Proxy Amendment No. 1 has been revised to reflect the fact that Holdings does not currently expect to borrow, directly or indirectly, the consideration required to be paid to shareholders of the Company in connection with the closing of the merger. The Company will update the disclosure to reflect any new developments with respect to debt financing should they arise.

Where You Can Find More Information, page 111

28.	We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

Response: The Company respectfully acknowledges the Staff’s comment, and confirms that it understands that Schedule 13E-3 does not permit forward incorporation by reference and that if information provided to shareholders in the Schedule 13E-3 materially changes, it is under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. The Company advises the Staff that the second to last paragraph on page 124 of the Proxy Statement already notes that the 13E-3 will be amended to report promptly any material change in the information set forth in the most recent 13E-3 filed with the Securities and Exchange Commission.

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Courtesy packets containing a copy of this letter and marked copies of (i) Proxy Amendment No. 1 showing changes to the Proxy Statement and (ii) 13E-3 Amendment No. 1 showing changes to the 13E-3, each as filed on November 22, 2013, will be physically delivered to you.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Kevin (617) 772-8333, Arthur (646) 810-0592 or Mark (504) 584-9236.

Sincerely,

/s/ Kevin J. Sullivan
Kevin J. Sullivan

/s/ Arthur S. Marcus
Arthur S. Marcus

/s/ Mark W. Jeanfreau
Mark W. Jeanfreau

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